UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )

Aura Systems, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

051526309

(CUSIP Number)

David Mann

5565 Chemin De La cote De Liesse

Montreal, Quebec, Canada H40 1A1

(514) 381-1589

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 22, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 051526309

1	Names of Reporting Persons: ZVI KURTZMAN

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF, OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,803,298

	8	Shared Voting Power 0

	9	Sole Dispositive Power 7,803,298

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,803,298

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 14.6%

14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 051526309

1	Names of Reporting Persons: ELIMELECH LOWY

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 11,737,363

	8	Shared Voting Power 0

	9	Sole Dispositive Power 4,189,670

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,737,363

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 22.0%

14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 051526309

1	Names of Reporting Persons: DAVID MANN

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF, OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,343,115

	8	Shared Voting Power 0

	9	Sole Dispositive Power 891,204

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,343,115*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 2.5%

14	Type of Reporting Person (See Instructions) IN

*      Does not include warrants to purchase an aggregate of 400,000 shares of Common Stock within sixty days.

SCHEDULE 13D

CUSIP No. 051526309

1	Names of Reporting Persons: CIPORA LAVUT

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF, OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 495,456

	8	Shared Voting Power 0

	9	Sole Dispositive Power 495,456

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 495,456

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.9%

14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 051526309

1	Names of Reporting Persons: ROBERT LEMPERT

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF, OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 191,963

	8	Shared Voting Power 0

	9	Sole Dispositive Power 191,963

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 191,963*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.4%

14	Type of Reporting Person (See Instructions) IN

*              Does not include warrants to purchase an aggregate of 100,000 shares of Common Stock within sixty days.

Item 1.  Security and Issuer

The class of equity securities to which this Statement on Schedule 13D relates is Common Stock, par value $0.0001 per share (“Common Stock”), of Aura Systems, Inc., a Delaware corporation (sometimes referred to as the “Company” or “Issuer”).  The principal executive offices of the Company are located at 10541 Ashdale Street, Stanton, CA 90680.

Item 2.  Identity and Background

(a), (f) This statement is being filed by:

1.              Zvi Kurtzman, a citizen of the United States of America;

2.              Elimelech Lowy, a Canadian citizen;

3.              David Mann, a Canadian citizen;

4.              Cipora Lavut, a citizen of the United States of America; and

5.              Robert Lempert, a citizen of the United States of America (each a “Filer” and collectively, the “Filers”).

(b), (c) The principal occupation, if any, of each Filer and the business address for each Filer is as set forth below.

1.              Zvi Kurtzman is a physicist.  His business address is 419 Oakmont Place, Atlanta, GA  30327.

2.              Elimelech Lowy is the Grand Rabbi of the Tosh Hassidia Dynasty.  His business address is 36 Beth Halevy Boisbriand Quebec J7E 4H4.

3.              David Mann is Vice President of Marketing and Vice President of Sales for Mann Marketing.  His business address is 5565 Chemin De La cote De Liesse Montreal, Quebec, Canada H40 1A1.

4.              Cipora Lavut is a marketing professional.  Her business address is 227 Sandy Springs Place, Suite D56, Sandy Springs, GA  30328.

5.              Robert Lempert is a retired dentist.  His business address is 1209 Chapel Avenue, West Cherry Hill, NJ  08002.

(d),  (e)  During the last five years, none of the Filers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Each of the Filers acquired the securities herein reported for investment purposes with their own personal funds, in connection with services rendered to the Company or both.

Item 4.  Purpose of Transaction

The Filers acquired the securities herein reported for investment purposes.  Depending on market conditions, general economic conditions, and other factors that each may deem significant to his or her respective investment decisions, the Filers may purchase shares of Common Stock in the open market or in private transactions or may dispose of all or a portion of the shares of Common Stock that they or any of them presently own or may hereafter acquire.

The Filers intend to seek to enhance the value of their investment, which may include pursuing, or soliciting stockholder approval of, as applicable, one or more of the following actions:  (a) the acquisition by any Filer of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) a change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) material changes in the present capitalization or dividend policy of the Company; (f) any other material change to the Company’s business or corporate structure; (g) changes in the Company’s charter or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) causing the Common Stock or any other class of securities of the Company to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) the Common Stock or any other class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Furthermore, the Filers presently intend to seek the written consent of the stockholders of the Company to remove three of the five members of the Company’s current Board of Directors, and replace them with the Filers three director nominees.

On May 15, 2019, three of the Filers brought an action in the Delaware Court of Chancery under Section 211 of the Delaware General Corporation Law seeking to compel the Company to hold a meeting of stockholders for the purpose of electing directors and transacting such other business as may properly come before the meeting.

Item 5.  Interest in Securities of the Issuer.

(a)–(b) Items 7, 8, 9, 10, 11 and 13 from pages 1–5 of this Schedule 13D are incorporated herein by reference.  The Filers own an aggregate of 21,571,195 shares of Common Stock, which does not include warrants to purchase an aggregate of 500,000 shares of Common Stock within sixty days as the exercise price of such warrants is significantly higher than the current trading price of the Company’s Common Stock, representing 40.4% of the Issuer’s outstanding Common Stock based upon 53,453,661 shares of Common Stock outstanding as of March 26, 2019.  Information regarding the outstanding shares of Common Stock is based on a report of Transfer Online, the Company’s transfer agent, that was obtained from counsel to the Company.

(c)  Exhibit 99.2, which is incorporated by reference into this Item 5(c) as if restated in full, describes all of the transactions in shares of Common Stock that were effected in the past sixty days by any of the Filers.  Except as set forth in Exhibit 99.2 attached hereto, within the past sixty days, no reportable transactions were effected by any of the Filers.

(d)      N/A

(e)      N/A

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the matters described herein, the Filers do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Company.

Item 7.  Material to be Filed As Exhibits

Exhibit 99.1	Joint Filing Agreement among the parties listed therein dated as of May 17, 2019

Exhibit 99.2	Past 60 Days Trading Data

SIGNATURE

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 21, 2019

/s/ Zvi Kurtzman
Zvi Kurtzman

/s/ Elimelech Lowy
Elimelech Lowy

/s/ David Mann
David Mann

/s/ Cipora Lavut
Cipora Lavut

/s/ Robert Lempert
Robert Lempert

The original statement shall be signed by each person on whose behalf the statement is filed or his or her authorized representative.  If the statement is signed on behalf of a person by his or her authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).